UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            AT&T Latin America Corp.
                                (Name of Issuer)

                Class A Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    04649A106
                                 (CUSIP Number)

                                 Robert S. Feit
                        Vice President-Law and Secretary
                                   AT&T Corp.
                                  One AT&T Way
                              Bedminster, NJ 07921
                            Telephone: (908) 221-2000

                                 David J. Pester
                             President and Secretary
                               ATTLA Holding Corp.
                                  One AT&T Way
                              Bedminster, NJ 07921
                            Telephone: (908) 221-2000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [_].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

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

         This statement amends the filings of AT&T Corp., a New York corporation ("AT&T"), and ATTLA Holding Corp., a Delaware corporation ("Holding" and, together with AT&T, the "Reporting Persons"), relating to AT&T Latin America Corp., a Delaware corporation (the "Issuer"), made pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on February 14, 2001, January 23, 2002, March 5, 2002, December 17, 2002 and January 6, 2003 (collectively, the "Schedule 13D").

Item 4.       Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         On June 30, 2003, Richard K. Anderson, Edward M. Dwyer, R. Reed Harrison, III, John C. Petrillo and Geoffrey S. Webster resigned from the board of directors of the Issuer in accordance with the terms in Issuer's by-laws. Each of the foregoing directors was designated by AT&T to serve on the Issuer's board. Also on June 30, 2003, the following directors were appointed by the board of directors of the Issuer to fill resulting vacancies: Peter Burrowes; Bruce Carswell; and Ron Grawert. Each of the newly-appointed directors constitute "Disinterested Directors" as that term is defined in Section 2.02 of the Issuer's by-laws.

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


                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003

                             AT&T CORP.

                             By:  /s/    Robert S. Feit
                                  ----------------------------
                                  Name:  Robert S. Feit
                                  Title: Authorized Signatory


                             ATTLA HOLDING CORP.

                             By:  /s/    David J. Pester
                                  -----------------------------
                                  Name:  David J. Pester
                                  Title: Authorized Signatory




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